BRENDAN E. CRYAN & COMPANY, LLC

Statement of Financial Condition

December 31, 2021

(FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17A-5(D) UNDER THE
SECURITIES EXCHANGE ACT OF 1934)

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SEC FILE NUMBER
8-41526

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brendan E. Cryan & Company,LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14 Wall Street, Suite 2049
(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mr. Gabriel Freytes	212-618-1200	gfreytes@bcryanco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raines and Fischer LLP
(Name – if individual, state last, first, and middle name)

555 Fifth Avenue 9th Floor	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

11/05/2009	3760
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gabriel Freytes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brendan E. Cryan & Company, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer

Signature: [signature]

Title: Chief Executive Officer

[signature]
Notary Public

ROBIN M. KENEFICK
NOTARY PUBLIC CONNECTICUT
#106448
My Commission Expires
JULY 31, 20 24.

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRENDAN E. CRYAN & COMPANY, LLC

Table of Contents

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS



555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Brendan E. Cryan & Company, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brendan E. Cryan & Company, LLC (the "Company"), as of December 31, 2021, and the related notes   (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Raines & Fischer LLP

New York, New York
March 22, 2022

1

BRENDAN E. CRYAN & COMPANY, LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents	$ 1,041,616
Due from broker	542,826
Marketable securities - at fair value	103,349
Commissions and rebates receivable	110,711
Intangible assets-net of accumulated amortization of $55,000	245,000
Operating lease - right of use assets	21,000
TOTAL ASSETS	**$ 2,064,502**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 44,578
Securities sold short, not yet purchased - at fair value	23,234
Operating lease - liability	21,000
TOTAL LIABILITIES	88,812

COMMITMENTS AND CONTINGENCIES

MEMBER'S EQUITY	1,975,690
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 2,064,502**

The accompanying notes to the statement of financial condition are an integral part of the financial statements.

Note 1 – Organization and Nature of the Business

Brendan E. Cryan & Company, LLC (the "Company") is a New York State Limited Liability Company formed in 1999 for the purpose of conducting business as a broker on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 – Summary of Significant Accounting Policies

a) **New Accounting Pronouncements from the Financial Accounting Standards Board (FASB) -**

ASC 606, Revenue from Contracts with Customers. In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. The Company adopted this new standard using the modified retrospective approach as of January 1, 2018. This adoption did not have a material effect on the financial statements.

ASU 2016-02, Leases (Topic 842). In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. Under the new ASU, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The liability will be equal to the present value of lease payments. The asset, referred to as a "right-of-use asset" will be based on the liability, subject to adjustment, such as for initial direct costs. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. This standard is effective for fiscal years beginning after December 15, 2018. The Company implemented the standard on January 1, 2019, and recorded net right-of-use assets and a lease liability of approximately $21,000 and $21,000, respectively, on its Statement of Financial Condition as of December 31, 2021.

Note 2 – Summary of Significant Accounting Policies (continued)

b) **Basis of Accounting**

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

c) **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

d) **Securities Transactions, Commissions and Revenue Recognition**

The Company principally earns commissions buying and selling securities for a diverse group of institutional investors. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related execution and clearing expenses and rebate income are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Based on the factors identified in the preceding sentence, no significant judgments are required that affect the determination of the amount and timing of revenue from contracts with customers.

Net loss from investment transactions contains both realized and unrealized gains and losses.

e) **Concentrations of Credit Risk**

Financial instruments that potentially subject the Company to credit risk consist primarily of trade accounts receivable. The Company maintains cash balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

Note 2 – Summary of Significant Accounting Policies (continued)

The responsibility for processing customer activity rests with the Company's clearing firm, Cowen Execution Services LLC. The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company in the event of customer non-performance.

In accordance with industry practice, the clearing firm records customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing firm is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case the clearing firm may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing firm is charged back to the Company.

The Company, in conjunction with the clearing firm, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The clearing firm established margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Rebate Revenue accounted for 100% of the company's net revenue and accounts receivable due from the one customer amounted to 100% of accounts receivable.

a) **Accounts Receivable Reserves**
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current conditions. No allowance for doubtful accounts was required at December 31, 2021.

b) **Income Taxes**
Inasmuch as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The earnings of the Company are included in the income tax returns filed by the single member.

Note 2 – Summary of Significant Accounting Policies (continued)

In accordance with ASC 740-10-50, "Income Taxes," the Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. As of December 31, 2020, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and the State and City of New York, and the previous three years of tax returns (i.e., 2018, 2019, and 2020) remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

c) **Fixed Assets**

Computer Equipment is recorded at cost. Depreciation is recorded using the straight-line method over a period of 2 to 3 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is transferred to income. Maintenance and repair costs are expensed as incurred.

d) **Fair value of Financial Instruments**

The fair value of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments.

e) **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequently to December 31, 2021, through March 22, 2022, the date of the filing of this report.

Note 3- Commissions and Rebates Receivable

The Company has outstanding receivables consisting of commissions and rebates earned for performing execution services for customer broker-dealers. The Company considers the amounts due from its customers to be fully receivable, and accordingly, no allowance for doubtful accounts has been established. As of December 31, 2021, the Company held $110,711 in commissions and rebates receivable.

Note 4 – Cash

Cash and cash equivalents are defined as short-term, highly liquid money-market mutual funds with original maturities of less than 90 days.

At December 31, 2021, cash of $1,041,616 was held in interest-bearing accounts at BNY Mellon Bank. The Securities Investor Protection Corporation (SIPC) insures the brokerage accounts with RBC to the extent of $500,000 (including up to $250,000 for cash). The Company's cash accounts at times exceeds amounts covered by insurance provided by the FDIC and SIPC.

Note 5 - Due From Broker

At December 31, 2021, all of the investments in securities owned and securities sold were maintained with a clearing broker and the Company had the majority of its individual counterparty concentration with the clearing broker. Due from broker includes cash balances held at the clearing broker, proceeds received from securities sold, but not yet purchased, and the net amount receivable or payable for securities transactions that had not settled at December 31, 2021. At December 31, 2021, the Company held cash of $513,128 at RBC, and $29,698 at Guardian Trading.

Note 6 - Financial Instruments and Risk

In the normal course of business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, interest rates and the extent and timing of investor participation in the markets for both equity and interest rate sensitive instruments. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impact its ability to carry out its business and could cause losses to be incurred.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly, and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "Short Squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly with prices significantly in excess of the proceeds received earlier.

BRENDAN E. CRYAN & COMPANY, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2021

Note 7 - Financial Instruments and Risk(continued)

The clearing and depository operations for the Company's investment transactions are provided by one broker. At December 31, 2021, all of the investments owned and sold short reflected in the statement of financial condition were held by this broker. Investments owned and investments sold short are subject to margin requirements.

Note 10 - Fair Value Measurements

The Company records its investments at fair value. Fair value is the price that would be received to sell an asset or paid to directly transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy are described below.

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. The quoted price for these investments is not adjusted, even in situations where the Company holds a large position, and a sale could reasonably be expected to impact the quoted price. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices with Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair market value is determined through the use of models or other valuation methodologies.

Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities, certain over-the-counter derivatives, and certain general and limited partnership and membership interests in funds that calculated net asset value per share, or its equivalent. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

8

Note 10 - Fair Value Measurements(continued)

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies and certain general and limited partnership interests in corporate private equity and real estate funds, debt funds, hedge funds, funds of hedge funds, and distressed debt.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investments.

The following table summarized the valuation of the Company's investments as of December 31, 2021:

	Quoted Prices In Active markets for Inputs Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Balance at December 31, 2021
Assets				
Investments in securities, at fair value	$ 103,349	$ -	$ -	$103,349
Liabilities				
Securities sold but not yet purchased, at fair value	$ 23,234	$ -	$ -	$ 23,234

BRENDAN E. CRYAN & COMPANY, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2021

Note 11 - Fixed Assets

After conducting a review of fixed assets at December 31, 2021, the company determined the assets were no longer being utilized in operations and, therefore, had no useful value and were written off.

Note 12 – Intangible Assets

The following is a summary of non-goodwill intangibles at December 31, 2021:

Intangibles not subject to amortization:
Agreements, net of impairment loss recognized of $55,000 $245,000

Assets not subject to amortization are tested for impairment at least annually. During 2021, the Company determined that, based on estimated cash flows, the carrying amount of the intangible assets equaled its fair value.

Note 13 – Covid-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The impact of the continuing Coronavirus (Covid-19) could have a continued material adverse impact on economic and market conditions and continue to trigger periods of global economic slowdown. the outbreak continues to present ongoing uncertainty and risk with respect to the Company, its performance, and its financial results.